March 30, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          MOCON, Inc.

                File No. 0-9273

Ladies and Gentlemen:

On behalf of MOCON, Inc. (the “Company”), attached hereto is the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, together with all exhibits being filed.

Pursuant to General Instruction D.3. of Form 10-K, the Company represents that the financial statements included in the Form 10-K do not reflect a change from the preceding fiscal year in any accounting principles or practices or in the method of applying such principles or practices other than the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006.

Any questions or comments regarding this filing may be directed to the undersigned at (763) 493-7217.

Very truly yours,

/s/ Darrell B. Lee

Darrell B. Lee

Vice President, Chief Financial Officer

Treasurer and Secretary, MOCON, Inc.